TR-1 (i) NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Cadbury plc

2. Reason for the notification	State Yes/No

An acquisition or disposal of voting rights

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No

An event changing the breakdown of voting rights	Yes

Other (please specify):

3. Full name of person(s) subject to the notification obligation (iii):

4. Full name of shareholder(s) (if different from 3.) (iv):

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):	N/A

6. Date on which issuer notified:	16 May 2008

7. Threshold(s) that is/are crossed or reached:

8. Notified details:

A: Voting rights attached to shares

Situation
Class/type of shares	previous to the		Resulting situation
if possible using	Triggering		after the triggering
the ISIN CODE	transaction (vi)		transaction (vii)
	Number	Number	Number	Number of voting		% of voting
	of	of	of	rights (ix)		rights
	Shares	Voting	shares
Rights
(viii)
Direct				Direct	Indirect	Direct	Indirect
—(x)					(xi)	—	—

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted	% of voting rights

Total Return Swap entered into by Trian Partners Master Fund, L.P (“Trian Offshore”)	17/12/08		22,135,404	1.63603

Total Return Swap entered into by Trian Partners Master Fund (Non-ERISA), LP (“Trian Non-ERISA”)	17/12/08		6,080	0.00045

Total Return Swap entered into by Trian Partners, L.P (“Trian Onshore”)	17/12/08		7,167,488	0.52975

Total Return Swap entered into by Trian Partners, Parallel Fund I L.P (“Parallel Fund I”)	17/12/08		746,993	0.05521

Total Return Swap entered into by Trian Partners, Parallel Fund II L.P (“Parallel Fund II”)	17/12/08		169,305	0.01251

Total Swap Return entered in to by TCMG-MA, LLC (“TCMG”)	17/12/08		1,383,564	0.10226

Total Return Swap entered by Trian SPV (SUB) II, L.P (“SPV II”)	17/12/08		15,088,933	1.11522

Total (A+B)

Number of voting rights	% of voting rights

46,697,767	3.45143%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Nelson Peltz, is the ultimate person who is interested in the 46,697,767 ordinary shares pursuant to a series of total swap returns that the entities listed in section 8 above have entered into. Each of these entities are controlled by Nelson Peltz through a series of general partnerships: Trian
Partners General Partner, LLC. is the general partner of Trian Onshore, Trian
Offshore, Trian Non-ERISA and SPV II and is interested in 44,397,905 ordinary shares of the Company; Trian Partners Parallel Fund I, General Partner, LLC is
the general partner of Parallel Fund I and is interested in 746,993 ordinary shares of the Company; Trian Partners Parallel Fund II General Partner, LLC (“
Parallel Fund II GP LLC”) is the general partner of Trian partners Parallel
Fund II GP, L.P. (“Parallel Fund II GP”) which in turn is the general partner of Parallel Fund II and both Parallel Fund II GP LLC and Parallel Fund II GP are interested in 169,305 ordinary shares of the Company; and TCMG is managed under a separate account by Trian Fund Management, L.P (“Trian Management”)
which in turn has Trian Fund Management GP, LLC (“Trian Management GP”) as its
general partner and both Trian Management and Trian Management GP are interested in 1,383,564 ordinary shares of the Company.

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

This notification provides information on Nelson Peltz’s legal ownership in the shares of Cadbury plc following the demerger of its American Beverages business. Cadbury plc still understands that Nelson Peltz, through Trian and certain of their affiliates, has an economic interest in Cadbury plc of approximately 4.5%.

14. Contact name: J M Mills

15. Contact telephone number: 0207 830 5179